EXHIBIT 21.1

SUBSIDIARIES OF AGENUS INC.
Antigenics Inc., a wholly owned subsidiary of Agenus Inc., is incorporated in Massachusetts.
Aronex Pharmaceuticals, Inc., a wholly owned subsidiary of Agenus Inc., is incorporated in Delaware.
Antigenics Therapeutics Limited, a wholly owned subsidiary of Agenus Inc., is organized under the laws of Ireland.
4-AntibodyAG, a joint stock company under the laws of Switzerland (as of February 12, 2014).